Sidley Austin LLP 1501 K Street, N.W. Washington, D.C. 20005 +1 202 736 8000 +1 202 736 8711 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 202 736 8715 svonalthann@sidley.com

February 2, 2022

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Lory Empie
Michael Henderson

	Re:	UP Fintech Holding Ltd
20-F filed April 28, 2021
File No. 001-38833

Dear Mr. Empie and Mr. Henderson,

On behalf of our client, UP Fintech Holding Limited, an exempted company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 6, 2022 on the Company’s Annual Report on Form 20-F filed April 28, 2021 (“Annual Report”). The Staff’s comments are repeated below in italics and are followed by the Company’s responses. Defined terms used but not defined herein have the meanings assigned to such terms in the Annual Report.

Form 20-F filed April 28, 2021

Part I, page 5

1.	We note your response and proposed revision to comments one and two. Please revise your proposed disclosures to be located at the onset of Part I, as requested in our initial comments.

Response:

The Company undertakes to locate the proposed disclosures set forth in the Company’s response dated November 5, 2021 (the “Prior Response”) to comments 1 and 2 of the Staff’s letter dated

Sidley Austin (DC) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

September 20, 2021 (the “Prior Staff Letter”) at the onset of Part I of the Company’s annual report on Form 20-F for the year ended December 31, 2021, under the heading “Item 3. Key Information.”

Item 3. Key Information, page 6

2.	We note your response to comment three. Please revise your proposed disclosures to be located at the onset of Item 3, as requested in our initial comments.

Response:

The Company undertakes to locate the proposed disclosures set forth in the Prior Response to comment 3 of the Prior Staff Letter at the onset of Part I of the Company’s annual report on Form 20-F for the year ended December 31, 2021, under the heading “Item 3. Key Information.”

3.

We note your response to comment four, please enhance your disclosure to clarify, if true, that the VIE contractual arrangements have not been tested in a court of law. Also, please confirm that you plan to move the disclosure's position to the onset of Item 3.

Response:

The Company undertakes to locate the proposed disclosures set forth in the Prior Response to comment 4 of the Prior Staff Letter at the onset of Part I of the Company’s annual report on Form 20-F for the year ended December 31, 2021, under the heading “Item 3. Key Information.” The Company further undertakes to enhance its disclosure set forth under the heading “The legal system of the PRC is not fully developed and there are uncertainties that may affect the protection afforded to us” to clarify that the VIE contractual arrangements have not been tested in a court of law.

Item 3.D Risk Factors, page 6

4.

We note your response and proposed revision to comment five, however some of the relevant disclosure appears to remain within Item 4. Please revise your proposed disclosures to be located within Item 3.D as requested in our initial comments.

Response:

The Company undertakes to locate the proposed disclosures set forth in the Prior Response to comment 5 of the Prior Staff Letter, including the disclosures identified in Item 4 to the extent relevant to risk factor disclosure, at the onset of the risk factors section in Part I of the Company’s annual report on Form 20-F for the year ended December 31, 2021.

5.

Please expand your related risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted. Also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Lastly, update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response:

The Company undertakes to revise its risk factor disclosure under the heading “The audit reports included in this annual report have been prepared by our independent registered public accounting firms whose work are not currently inspected by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection” as follows:

The audit reports included in this annual report have been prepared by our independent registered public accounting firms whose work are not currently inspected by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firms that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firms are not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the PCAOB’s inability to inspect audit work paper and practices of registered accounting firms in China, with respect to their audit work of U.S. reporting companies. In November 2020, the SEC and the PCAOB issued a third such statement and the SEC staff released disclosure guidance for China-based issuers. However, it remains unclear what further actions the SEC and PCAOB will take and what the impact of any such future actions on Chinese companies listed in the United States will be.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Additionally, the PCAOB’s inability to inspect in full the work of our independent registered public accounting firms may result in regulatory negative consequences pursuant to U.S. law.  On December 18, 2020, the Holding Foreign Companies Accountable Act (the “HFCAA”) was signed into law. The HFCAA requires the SEC to prohibit the securities of any “covered issuer,” including the Company, from being traded on any of the U.S. securities exchanges, including The Nasdaq Stock Market, or traded “over-the-counter,” if the auditor of the covered issuer’s financial statements is not subject to PCAOB inspection for three consecutive years~~, beginning in 2021~~.  On December 2, 2021, the SEC adopted final rules, including amendments to Form 20-F, to implement the HFCAA. These rules became effective January 10, 2022 and establish procedures the SEC will follow in determining whether a registrant is a “Commission-Identified Issuer” (as defined in the final rule). Consistent with the HFCAA, these amendments require the submission of documentation to the SEC establishing that a “Commission-Identified Issuer” is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrant, including any consolidated VIEs or other similar structures. We will be required to comply with these rules beginning with our annual report for the year ending December 31, 2022 if the SEC identifies us as a “Commission-Identified Issuer” in 2022. In the event that the PCAOB is unable to conduct full inspections in China or review audit documentation located within China for three consecutive years, which is subject to a variety of factors outside our control including the approval of Chinese authorities, our ADSs will be ~~delisted from The Nasdaq Stock Market~~ prohibited from trading on U.S. securities exchanges, including The Nasdaq Stock Market, and in the U.S. over-the-counter market, which will limit the liquidity of our ADSs and our access to U.S. capital markets.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years, instead of three years, thus reducing the time period before our securities may be prohibited from trading or delisted.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC authorities in those jurisdictions. Our independent registered public accounting firm is subject to the determinations announced by the PCAOB on December 16, 2021.~~, including through the release of the Interim Final Rule on Holding Foreign Companies Accountable Act Disclosure on March 24, 2021.~~

The HFCAA, related SEC and PCAOB rules, and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China, could cause investor uncertainty for affected companies, including us, and the market price of our ADSs could be materially adversely affected.

*****

Thank you for your consideration in reviewing the above responses. We note that all proposed future disclosures remain subject to further revision in response to business and regulatory developments that may affect the Company between now and the filing of its next annual report. Please contact Sara von Althann of Sidley Austin LLP at (202) 736-8715 or Rebecca Grapsas of Sidley Austin LLP at (212) 839-8541 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Sara von Althann

Sara von Althann

cc:Tianhua Wu, Chief Executive Officer of the Company

John Fei Zeng, Chief Financial Officer of the Company

Katherine Wei Wu, Chief Compliance Officer of the Company

Rebecca Grapsas, Sidley Austin LLP